     We're pleased to join

with the Milwaukee

Symphony Orchestra

in celebrating fifty years

of the MSO having

dazzled music lovers

both in our fine City

and many points abroad!

Disciplined Equity Investing Since 1980

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Ad displayed in Milwaukee Symphony Orchestra's program booklet for their 50th Anniversary Gala Event on Saturday, March 28, 2009.